Cyber Apps World, Inc.

9436 W. Lake Mead Blvd., Ste. 5-53

Las Vegas NV 89134-8340

Telephone: 702-805-0632

Email: info@cyberappsworld.com

February 1, 2023

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Nicholas Nalbantian, Esq.

Dear Mr. Nalbantian:

Re:          Cyber Apps World, Inc. - Form 1-A POS (File No. 024-12062)

We hereby request acceleration of the qualification date of our offering statement on Form 1-A POS such that it be deemed qualified on Friday, February 3, 2023 at 2:00pm (Eastern time), or as soon as practicable thereafter.

In making this request, we acknowledge that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare our filing qualified, this does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing qualified, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3.	we may not assert staff comments or qualification as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Mohammed Irfan Rafimiya Kazi

Mohammed Irfan Rafimiya Kazi

President and C.E.O.

Cyber Apps World, Inc.